PropTech Acquisition Corporation

3485 N. Pines Way, Suite 204

Wilson, WY 83014

December 2, 2020

VIA EDGAR

Office of Electronics and Machinery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brittany Ebbertt
Christine Dietz
Michael Foland
Larry Spirgel

Re:	PropTech Acquisition Corporation
Registration Statement on Form S-4, as amended
File No. 333- 249468

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PropTech Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on December 2, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Thomas Hennessy
Thomas Hennessy
Co-Chief Executive Officer and President